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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
                                (Amendment No. 1)
                          (Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934)

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                                 ITT Corporation
                                (Name of Issuer)

                                 ITT Corporation
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
                        (including the associated Rights)
                         (Title of Class of Securities)

                                   450912 10 0
                      (CUSIP Number of Class of Securities)

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                            PATRICK L. DONNELLY, Esq.
                               Vice President and
                            Assistant General Counsel
                                 ITT Corporation
                           1330 Avenue of the Americas
                          New York, New York 10019-5490
                                 (212) 258-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)
                                    Copy to:

                          GEORGE W. BILICIC, Jr., Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                          New York, New York 10019-7475
                                 (212) 474-1000

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

     This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed by ITT Corporation, a Nevada corporation (the "Company"), with the Securities and Exchange Commission on July 17, 1997 (the "Schedule 13E-4"), relating to a tender offer by the Company to purchase up to 30 million shares of its Common Stock, no par value (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of November 15, 1995, between the Company and The Bank of New York, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at $70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 17, 1997 (the
"Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.


Item 8.  Additional Information.

     The Company has extended the Offer until 5:00 p.m., New York City time, on Tuesday, September 9, 1997. The text of a press release dated August 13, 1997, issued by the Company with respect to the extension of the Offer is filed herewith as Exhibit (a)(12) and is incorporated herein by reference.


Item 9.  Material to be Filed as Exhibits.

     (a)(12) -- Press Release issued by the Company dated August 13, 1997.


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                                 SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 1997


                                         ITT CORPORATION

                                         By: /s/  Patrick L. Donnelly
                                             ----------------------------
                                         Name:  Patrick L. Donnelly
                                         Title: Vice President and
                                                Assistant General Counsel

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                               EXHIBIT INDEX


Exhibit No.                            Description
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 (a)(12)     -- Press Release issued by the Company dated August 13, 1997.

                                                            Exhibit (a)(12)



                              [ITT Letterhead]



                                        DATE:            August 13, 1997
                                        CONTACT:         Jim Gallagher
                                        TELEPHONE:       212-258-1261



                           FOR IMMEDIATE RELEASE


                       ITT EXTENDS STOCK TENDER OFFER

     NEW YORK, NY, August 13, 1997 - ITT Corporation announced today that it had extended the expiration date of its offer to purchase up to 30 million shares of its common stock (including the associated preferred stock purchase rights) at $70.00 per share, net to the seller in cash. The offer is now scheduled to expire at 5:00 p.m., New York City time, on Tuesday, September 9, 1997, unless extended. As of the close of business yesterday, approximately 19 million shares of the Company's common stock have been tendered in the offer. The terms and conditions of the offer are set forth in the Company's Offer to Purchase dated July 17, 1997 and the related Letter of Transmittal. Goldman, Sachs & Co. and Lazard Freres & Co. LLC are acting as Dealer Managers for the offer and Georgeson & Company Inc. is acting as Information Agent.